UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

SUMMARY OF THE MINUTES OF THE 323rd BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 1, 2017

1.         DATE, TIME AND VENUE: At 9:00 a.m. on June 1, 2017, at the registered office of Companhia Paulista de Força e Luz, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, nº 1755, Km 2,5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company").

3.         ATTENDANCE: All members of the Board of Directors (“Board”).

4.         PRESIDING BOARD: Mr. Andre Dorf, Chairman; and Mr. Gustavo Sablewski, Secretary.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

To consider and vote (i) on the first (1st) issue, by CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços"), in a single series, of forty-five (45) commercial promissory notes; and (ii) on the participation of CPFL Energias Renováveis S.A. (“CPFL Renováveis”), in the Mechanism to Offset Surpluses and Deficits (MCSD 2017).

6.         READING OF DOCUMENTS, CASTING OF VOTES AND DRAWING UP OF MINUTES:

The directors authorized the drawing up these minutes in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and approved the publication of these minutes as an extract without their signatures. After discussing and examining the items on the Agenda, the Directors, with due abstentions from voting, unanimously resolved as follows:

I) to recommend to their representatives in the Extraordinary Shareholders Meeting of CPFL Serviços to approve the first (1st) issue and public offer with limited distribution efforts by CPFL Serviços, pursuant to CVM Instruction 566, of July 31, 2015, and in accordance with the procedures in CVM Instruction 476, of January 16, 2009, as amended, of forty-five (45) Commercial Notes, in the nominal unit value of one million reais (R$1,000,000.00), amounting to up to forty-five million reais (R$45,000,000.00), under the following terms and conditions: (a) maturity of up to three hundred and sixty-five (365) days as of their issue, except in the cases of early maturity and optional early redemption of the Commercial Notes; and (b) remuneratory interest, due on the maturity of the Commercial Notes, corresponding to the cumulative variation of one hundred and four percent (104%) of the average overnight (DI) rate, over extra group, as a percentage per year of two hundred fifty-two (252) business days, as calculated and published by CETIP  S.A. – Organized Markets, in the daily newsletter available on its website (www.cetip.com.br), with the consequent offering of personal guarantee by the Company, in the form of guarantee for one hundred percent (100%) of the principal and ancillary financial obligations, including fees of the Trustee and any expenses incurred thereby, to be borne by CPFL Serviços. The other terms and conditions of the Commercial Notes will be discussed and approved in the Extraordinary Shareholders Meeting of CPFL Serviços to be held on June 1, 2017, pursuant to Resolution 2017045-E of the Board of Executive Officers;

II) to authorize the Company, through its officers and/or representatives, to: (a) execute any documents, including amendments; (b) carrying out any acts required to consummate, formalize and improve the issue and public offer of the Commercial Notes; (c) adopt any measures; and (d) carry out any acts required to implement the decisions taken herein;

III) to ratify all acts already practiced by the Company’s Board of Executive Officers related to the above mentioned Commercial Notes;

IV) to recommend to their representatives in the Board of Directors of CPFL Renováveis, to approve the participation of CPFL Renováveis, by itself or through its subsidiaries, in the Mechanism to Offset Surpluses and Deficits (MCSD), with the objective of uncontracting any valid agreement for purchase and sale of energy of the plants Complexo Morro dos Ventos II, Atlânticas and Macacos, from July to December 2017, considering the prior approval by BNDES and the proposal to sell energy for the same uncontracted period, pursuant to Resolution 2017046-E of the Board of Executive Officers.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all undersigned present. Andre Dorf (Chairman of the Meeting), Yuhai Hu, Daobiao Chen, Yang Qu, Yumeng Zhao, Antonio Kandir, Marcelo Amaral Moraes, Gustavo Sablewski (Secretary).

This is a true copy of the original minutes drawn up in the Book of Minutes of the meetings of the Board of Directors.

Campinas, June 1, 2017

______________________________

Andre Dorf

Chairman of the Meeting

______________________________

Gustavo Sablewski

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 12, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.